November 23, 2020

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Fargo Funds Trust – File Nos. 333-74295; 811-09253

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(B) of the Investment Company Act of 1940, we are filing on behalf of Wells Fargo Income Opportunities Fund (the "Trust") an amendment to the joint insured fidelity bond to which the Trust is a named insured.

There have been no other amendments to the documents and information relating to the joint insured fidelity bond previously filed on November 19, 2020.

Sincerely,

Johanne Castro
Assistant Secretary

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

Policy Number: 01-615-62-71   Replacement of: 01-708-72-09

EXCESS EDGE®

NOTICES: *Depending on the terms, conditions and limitations of the* **Followed Policy,** *this policy may (1) only provide coverage for loss from claims first made or first made and reported during its* **Policy Period;** *(2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the* **Insurer.** *Please read the* **Followed Policy** *and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.*

DECLARATIONS

Policyholder:	WELLS FARGO FUNDS TRUST		
Policyholder Address:	525 MARKET STREET, 12TH FLOOR SAN FRANCISCO, CA 94105-2712	**Limit of Liability:**	$ 20,000,000
		Total Underlying Limits: $	90,000,000
Policyholder Domicile:	California	**Policy Period:** From:	September 1, 2020
Insurer Address:	175 Water Street New York, NY 10038	To:	September 1, 2021
		Premium: $	41,640
Claims Address: e-mail:	c-Claim@AIG.com		
Mail:	AIG, Financial Lines Claims P.O. Box 25947 Shawnee Mission, KS 66225		

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Great American Insurance Company	FS 517-76-01-17-00	$20,000,000 Primary	09/0 1/2020 to 09 /01/20 21
	Fidelity and Deposit Company of Maryland	FIB 6003464-01	$20,000,000 xs $20,000,000	09/0 1/2020 to 09/0 1/20 21
	Berkley Regional Insurance Company	BFIV-45001759-25	$20,000,000 xs $40,000,000	09/0 1/2020 to 09/0 1/20 21
	Federal Insurance Company	82183333	$20,000,000 xs $60,000,000	09/0 1/2020 to 09/0 1/20 21
	AXIS Insurance Company	P-001-0001 78007-01	$10 ,000,000 xs $80,000,000	09 /01/20 20 to 09/0 1/20 21

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address.** Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an "∗" at the beginning of its row, but only with respect to the following **Followed Coverage Section(s):** Standard Great American Investment Company.

1331340

103224 (0 2/10)   1

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa. (the **"Insurer")** and insureds agree as follows:

INSURING AGREEMENT This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy,** as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies.** This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy.** The risk of uncollectability of any part of the **Total Underlying Limits,** for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer.**

LIMIT OF LIABILITY The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address;** and (ii) for all other notices, by mail to the **Insurer Address.**

RIGHTS The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy.** The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer .** The **Policyholder,** its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery .

RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies,** any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES If, subsequent to the issuance of the **Followed Policy,** the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy:** (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT



_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

_____ _____ _____
COUNTERSIGNATURE DATE COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

WILLIS TOWERS WATSON MIDWEST, INC
8400 NORMANDALE LAKE BLVD.
SUITE 1700
BLOOMINGTON, MN 55437

1331340

ENDORSEMENT# *1*

This endorsement, effective *12:01 AM*   *September 1, 2020*   forms a part of

policy number   *01-615-62-71*

issued to *WELLS FARGO FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FIDELITY ENDORSEMENT

(UNDERLYING SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1. The NOTICES appearing above the Declarations are deleted in their entirety and replaced with the following:

    NOTICES: Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2. The "LIMIT OF LIABILITY" Clause is deleted in its entirety and replaced with the following:

    LIMIT OF   The **Limit of Liability** is the limit of the **Insurer's** liability for all
    LIABILITY   coverage under this policy.

3. The "RELIANCE" Clause is deleted in its entirety and replaced with the following:

    RELIANCE   The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies,** any attachments thereto and any other materials submitted for this policy.

If any **Underlying Limits** are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any **Underlying Policy** and such payments shall apply toward the exhaustion of the **Underlying Limits.**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 001

<u>ENDORSEMENT#</u> *2*

This endorsement, effective at *12:01 AM* *September 1, 2020* forms a part of
Policy number *01-615-62-71*
Issued to: *WELLS FARGO FUNDS TRUST*

By: *Natjonal Unjon Fjre Insurance Company of P jt t sbur gh , Pa .*

Product Name: *Excess Edge*

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OF AC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 002

ENDORSEMENT# *3*

This endorsement, effective *12:01 AM*   *September 1*, *2020*   forms a part of
policy number   *01-615-62-71*
issued to *WELLS FARGO FUNDS TRUST*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is com prised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	**EXCESS DEC AND POLICY – ADMITTED**
110996	03/12	FIDELITY **ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)**
119679	09/15	**ECONOMIC SANCTIONS ENDORSEMENT**
78859	10/01	**FORMS INDEX ENDORSEMENT**

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END **003**



CLAIM REPORTING FORM

Issuing Company: *Nationa 7 Union Fi re Insurance Company of Pi t t sbur gh. Pa .*

Reported under Po li cy / Bo nd Number: *01-615-62-71*   Date:_____

Type of Coverage: D&O --   E&O --   Fidelity --   (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

WELLS FARGO FUNDS TRUST

Contact Person: _____

Title:------------------------------------

Phone:_(_____Ext_____

eMail:_____ @ --------------

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Br oker / Ag en t : *WILLIS TOWERS WATSON MI DWEST . INC*

Ad dres s: *8400 NORMANDALE LAKE BLVD..... SUITE 1700*

Address: *BLOOMINGTON. MN 55437*

Contact: *Lisa Loughlin*   Phone: _ _ _ _ _ _ _ _ _ _ _ _ _ _

eMail: *Lisa.Loughl in @Wi77 isTowersWatson.com*

Send Notice of Claims to: AIG   Ph one: (888) 602- 5246
                            Financial Lines Claims   Fax : (866) 227- 1750
                            P.O. Box 25947   Email: c-Claim@AIG.com
                            Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *Natjonal Unjon Ffre Insurance Company of P;ttsburgh, Pa .*

Reported under Po lic y/ Bo nd Number: *01 -6 15 -62 -71*

Date of Discovery: ______________________ Estimated Amount of loss: ______________________

Cause of Loss:

Employee Dishonesty	_______	Computer Fraud	_______
Funds Transfer	_______	R o bbery / Burglary	_______
ID Theft	_______	Forgery	_______
Client Property	_______	In Transit	_______
ERISA	_______	Credit Card Forgery	_______
Other	_______	if Other, describe:	______________________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227- 1750
Email: c-Claim@AIG.com

centralized Customer Link and Information Management



POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 0316   Page 1 of 1



DECLARATIONS

NAMED INSURED AND ADDRESS	Wells Fargo Funds Trust 525 Market Street, 12th Floor SAN FRANCISCO, CA 94105
BROKER OF RECORD	Willis Towers Watson Midwest, Inc. [Bloomington-Minneapolis] 8400 Normandale Lake Blvd. Bloomington, MN 55437

INSURER	AXIS Insurance Company (Admitted) 111 South Wacker Drive, Suite 3500 Chicago, IL 60606 (866) 259-5435 *A Stock Insurer*
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000178007-01 *Renewal of: MCN753993/01/2019*
POLICY PERIOD	Effective Date: 09/01/2020 Expiration Date: 09/01/2021 *Both dates at 12:01 a.m. standard time at the Named Insured's address stated herein.*

TOTAL POLICY PREMIUM	$23,100.00
MINIMUM EARNED PREMIUM *(percentage of Total Policy Premium)*	N/A

SURCHARGE / TAX *(included in Total Policy Premium)*	N/A

AXIS LIMITS OF INSURANCE	
Single Loss Limit	**$10,000,000 excess of $80,000,000**



SCHEDULE OF UNDERLYING INSURANCE

PRIMARY (FOLLOWED POLICY)	
Coverage Description	Financial Institution Bond (Form 14)
Insurer	Great American Insurance Company
Policy Number	FS 5177601 17 00
Single Loss Limit of Insurance	$20,000,000
Retention	$50,000

FIRST EXCESS	
Insurer	Fidelity and Deposit Company of Maryland
Policy Number	FIB 6003464-01
Single Loss Limit of Insurance	$20,000,000 excess of $20,000,000

SECOND EXCESS	
Insurer	Berkley Regional Insurance Company
Policy Number	BFIV-45001759-25
Single Loss Limit of Insurance	$20,000,000 excess of $40,000,000

THIRD EXCESS	
Insurer	Federal Insurance Company
Policy Number	82183333
Single Loss Limit of Insurance	$20,000,000 excess of $60,000,000



NOTICES TO INSURER	
Send Notice of Claims To:	*Send All Other Notices And Inquiries To:*
AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 746-9444



SCHEDULE OF FORMS & ENDORSEMENTS		
Policyholder Notices and Policy Forms		**Form Number and Edition Date**
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
AXIS Excess Insurance Policy		AXIS 1010302 0817
Signature Page		AXIS 102AIC 0615
Endorsements		**Form Number and Edition Date**
1	Definitions Added - Sublimit Or Sublimited Endorsement	AXIS 1011683 0518
2	Liberalization - Expiring Policy Endorsement	AXIS 156 0417
	NOT FOLLOW SPECIFIED COVERAGE ENDORSEMENT	AXIS 101 0338 08-17



AXIS EXCESS INSURANCE

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Named Insured**, on behalf of all **Insureds**, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the **Underlying Insurance** in conformance with all provisions of the **Followed Policy**. Liability shall attach to the Insurer only after the full amount of the applicable **Underlying Limit**, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the **Underlying Insurance**, the **Insureds**, or others on behalf of the **Insureds**, in any combination, in accordance with the terms of the **Underlying Insurance**.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the **Followed Policy**.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A. Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the **Followed Policy**.

B. This Policy shall not apply to any coverage under the **Followed Policy** that is subject to a sublimit of insurance in any **Underlying Insurance**, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the **Underlying Limit** by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D. All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery; provided, however, the failure of an **Insured** to comply with such request shall not be imputed to any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.



SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Secretary

President

Andrew Weissert, Secretary

Carlton W. Maner, President



Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 09/01/2020	P-001-000178007-01	N/A

DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT

It is agreed that a new definition is added as follows:

Wherever the following words appear in the policy, whether in bold or unbolded, they shall have the following meaning:

Sublimit or **sublimited** means any limit that is:

1. part of and erodes another limit of insurance; or

2. not part of and does not erode the policy aggregate; or

3. less than the highest Limit of Insurance of the **Followed Policy** set forth in the Schedule of Underlying Insurance, where this Policy does not have any applicable policy aggregate.

All other provisions of the policy remain unchanged.


Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
2	12:01 a.m. on 09/01/2020	P-001-000178007-01	N/A

LIBERALIZATION – EXPIRING POLICY ENDORSEMENT

It is agreed that:

The standard provisions contained in this Policy are not intended to narrow the scope of coverage that was provided to the **Insureds** under similar standard provisions contained in the previous policy issued by the Insurer to the **Insureds** (Expiring Policy). Accordingly, if any form included in this Policy would apply to narrow the terms and conditions of the prior edition of such form, then the broader terms and conditions of such prior form will apply to this Policy.

All other provisions of the Policy remain unchanged.



Effective Date of Endorsement	Policy Number	Premium
12:01 a.m. on 09/01/2020	P-001-000178007-01	N/A

NOT FOLLOW SPECIFIED COVERAGE ENDORSEMENT

It is agreed that this Policy shall not follow, and coverage under this Policy shall not apply in conformance with, any coverage listed below provided in the **Followed Policy**:

Insuring Agreement G, H, I, K, and other sub-limited insuring agreements of the **FollowedPolicy**

For purposes of determining when this Policy attaches, the Insurer shall recognize amounts paid under such coverage as reducing the applicable **Underlying Limit** by such amounts.

All other provisions of the Policy remain unchanged.

*Resolutions of the majority of the Board of Trustees ("Board") who are not "interested persons"
of the registered management investment company
(August 1-12, 2020 Board Meetings)*

**FUNDS TRUST
MASTER TRUST
VARIABLE TRUST
GLOBAL DIVIDEND OPPORTUNITY FUND
INCOME OPPORTUNITIES FUND
MULTI-SECTOR INCOME FUND
<u>UTILITIES AND HIGH INCOME FUND</u>**

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby determines, with due consideration to (i) the value of the aggregate assets of the Funds to which any person may have access, (ii) the terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of securities in the Funds, and (iv) the amount of the bond and the premium of such bond, that such bond in the aggregate amount presented at this meeting of $135 million is in reasonable form and amount; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to determine an appropriate increase in the fidelity bond coverage, based on assets under management, during the policy, if necessary; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, after taking all relevant factors into consideration, including, but not limited to, (i) the number of other parties, (ii) the amount of the joint insured bond, (iii) the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties as insured, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond, hereby approves the portion of the premium to be paid by each Fund, which is a pro rata portion equal to the ratio of each Fund's net assets to the aggregate net assets of all the parties; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to negotiate the final terms of the joint fidelity bond, and to execute and deliver on behalf of each Trust any and all documents related thereto, in such form and with such changes (including final premium amount) as such Officer, in consultation with counsel, deems appropriate or advisable; and

FURTHER RESOLVED, that the Joint Fidelity Bond Allocation Agreement among Funds Trust, Master Trust, Variable Trust, Global Dividend Opportunity Fund, Income Opportunities Fund, Multi-Sector Income Fund and Utilities and High Income Fund, which provides for an equitable and proportionate share of any recovery under the joint fidelity bond, be, and it hereby is, reapproved; and

FURTHER RESOLVED, that the Officers be, and each here by is, authorized, empowered and directed to make all filings with the SEC, and to give all notices, required by paragraph (g) of Rule 17g-1 under the 1940 Act.

JOINT FIDELITY BOND
ALLOCATION AGREEMENT
Amended and Restated
October 15, 2018

        WHEREAS, Wells Fargo Funds Trust ("Funds Trust"), Wells Fargo Master Trust
("Master Trust") and Wells Fargo Variable Trust ("Variable Trust") are open-end management
investment companies registered as such under the 1940 Act, consisting of investment portfolios
as detailed in Appendix A; and

        WHEREAS, Wells Fargo Global Dividend Opportunity Fund, Wells Fargo Income
Opportunities Fund, Wells Fargo Multi-Sector Income Fund and Wells Fargo Utilities and High
Income Fund (the "Closed-End Funds") are closed-end management investment companies
registered as such under the 1940 Act; and

        WHEREAS, Funds Trust, Master Trust, Variable Trust and the Closed-End Funds are
required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

        WHEREAS, Rule 17g-1(b) provides that the fidelity bond may be in the form of a
joint insured bond covering Funds Trust, Master Trust, Variable Trust; and

        WHEREAS, the Trustees of Funds Trust, Master Trust and Variable Trust and the
Closed-End Funds, including a majority of such Trustees who are not "interested persons" (as
that term is defined in the 1940 Act) have made the required determinations required by that
Rule, including those provisions specifically applicable to a joint insured bond;

        NOW, THEREFORE, Funds Trust, Master Trust, Variable Trust and the Closed-End
Funds hereby agree as follows:

        1.   Each of Funds Trust, Master Trust, Variable Trust and the Closed-End Funds
will pay a portion of the premiums for the joint insured fidelity bond which is allocated pro rata
according to the percentage each of their net assets bear to the aggregate net assets of all the
insured parties.

        2.   In the event recovery is received under the joint insured bond as a result of a
loss sustained by two or more of the insured parties, each party shall receive an equitable and
proportionate share of the recovery, but at least equal to the amount which such party would have
received had it provided and maintained a single insured bond with the minimum coverage
required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

WELLS FARGO FUNDS TRUST

By: _____
     Alexander Kymn
     Secretary

WELLS FARGO MASTER TRUST

By: _____
     Alexander Kymn
     Secretary

WELLS FARGO VARIABLE TRUST

By: _____
     Alexander Kymn
     Secretary

WELLS FARGO GLOBAL DIVIDEND OPPORTUNITY FUND

By: _____
     Alexander Kymn
     Secretary

WELLS FARGO INCOME OPPORTUNITIES FUND

By: _____
     Alexander Kymn
     Secretary

WELLS FARGO MULTI-SECTOR INCOME FUND

By: _____
    Alexander Kymn
    Secretary

WELLS FARGO UTILITIES AND HIGH INCOME FUND

By: _____
    Alexander Kymn
    Secretary

Appendix A

JOINT FIDELITY BOND
ALLOCATION AGREEMENT

Wells Fargo Funds Trust

100% Treasury Money Market Fund
Absolute Return Fund
Adjustable Rate Government Fund
Alternative Risk Premia Fund
Asset Allocation Fund
C&B Large Cap Value Fund
C&B Mid Cap Value Fund
California Limited-Term Tax-Free Fund
California Tax-Free Fund
Cash Investment Money Market Fund
Classic Value Fund
Common Stock Fund
Conservative Income Fund
Core Bond Fund
Core Plus Bond Fund
Disciplined Small Cap Fund
Disciplined U.S. Core Fund
Discovery Fund
Diversified Capital Builder Fund
Diversified Equity Fund
Diversified Income Builder Fund
Diversified International Fund
Dynamic Target Today Fund
Dynamic Target 2015 Fund
Dynamic Target 2020 Fund
Dynamic Target 2025 Fund
Dynamic Target 2030 Fund
Dynamic Target 2035 Fund
Dynamic Target 2040 Fund
Dynamic Target 2045 Fund
Dynamic Target 2050 Fund
Dynamic Target 2055 Fund
Dynamic Target 2060 Fund
Emerging Growth Fund
Emerging Markets Equity Fund
Emerging Markets Equity Income Fund
Endeavor Select Fund
Enterprise Fund
Fundamental Small Cap Growth Fund
Global Investment Grade Credit Fund

Global Small Cap Fund
Government Money Market Fund
Government Securities Fund
Growth Fund
Growth Balanced Fund
Heritage Money Market Fund
High Yield Bond Fund
High Yield Municipal Bond Fund
Income Plus Fund
Index Asset Allocation Fund
Index Fund
Intermediate Tax/AMT-Free Fund
International Bond Fund
International Equity Fund
International Value Fund
Intrinsic Small Cap Value Fund
Intrinsic World Equity Fund
Large Cap Core Fund
Large Cap Growth Fund
Large Company Value Fund
Low Volatility U.S. Equity Fund
Managed Account CoreBuilder Shares - Series M
Managed Account CoreBuilder Shares - Series SM[1]
Managed Account CoreBuilder Shares – Series CP[2]
Minnesota Tax-Free Fund
Moderate Balanced Fund
Money Market Fund
Municipal Bond Fund
Municipal Cash Management Money Market Fund
Municipal Sustainability Fund
National Tax-Free Money Market Fund
Omega Growth Fund
Opportunity Fund
Pennsylvania Tax-Free Fund
Precious Metals Fund
Premier Large Company Growth Fund
Real Return Fund
Short Duration Government Bond Fund
Short-Term Bond Plus Fund

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[1] On May 28, 2020 the Board of Trustees of Wells Fargo Funds Trust approved the establishment of the Managed Account CoreBuilder Shares – Series SM ("Fund"). The Fund is expected to commence operations in the third quarter 2020.

[2] On August 11, 2020 the Board of Trustees of Wells Fargo Funds Trust approved the establishment of the Managed Account CoreBuilder Shares – Series CP ("CP Fund"). The CP Fund is expected to commence operations in the fourth quarter 2020.

Short-Term High Yield Bond Fund
Short-Term Municipal Bond Fund
Small Company Growth Fund
Small Company Value Fund
Specialized Technology Fund
Special International Small Cap Fund
Special Mid Cap Value Fund
Special Small Cap Value Fund
Strategic Municipal Bond Fund
Target Today Fund
Target 2010 Fund
Target 2015 Fund
Target 2020 Fund
Target 2025 Fund
Target 2030 Fund
Target 2035 Fund
Target 2040 Fund
Target 2045 Fund
Target 2050 Fund
Target 2055 Fund
Target 2060 Fund
Treasury Plus Money Market Fund
Ultra Short-Term Income Fund
Ultra Short-Term Municipal Income Fund
Utility & Telecommunications Fund
WealthBuilder Conservative Allocation Fund[3]
WealthBuilder Equity Fund[4]
WealthBuilder Growth Allocation Fund[5]
WealthBuilder Growth Balanced Fund[6]
WealthBuilder Moderate Balanced Fund[7]
Wisconsin Tax-Free Fund

Wells Fargo Master Trust
Bloomberg Barclays US Aggregate ex-Corporate Portfolio
C&B Large Cap Value Portfolio
Core Bond Portfolio
Disciplined International Developed Markets Portfolio

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[3] On August 11, 2020 the Board of Trustees approved the fund name change of the WeathBuilder Conservative Allocation Fund to the Spectrum Income Allocation Fund, effective on or about October 30, 2020.

[4] On August 11, 2020 the Board of Trustees approved the fund name change of the WeathBuilder Equity Fund to the Spectrum Aggressive Growth Fund, effective on or about October 30, 2020.

[5] On August 11, 2020 the Board of Trustees approved the fund name change of the WeathBuilder Growth Allocation Fund to the Spectrum Growth Fund, effective on or about October 30, 2020.

[6] On August 11, 2020 the Board of Trustees approved the fund name change of the WeathBuilder Growth Balanced Fund to the Spectrum Moderate Growth Fund, effective on or about October 30, 2020.

[7] On August 11, 2020 the Board of Trustees approved the fund name change of the WeathBuilder Moderate Balanced Fund to the Spectrum Conservative Growth Fund, effective on or about October 30, 2020.

Disciplined Large Cap Portfolio
Diversified Large Cap Growth Portfolio
Emerging Growth Portfolio
Emerging Markets Bond Portfolio
Factor Enhanced Emerging Markets Equity Portfolio
Factor Enhanced International Equity Portfolio
Factor Enhanced U.S. Large Cap Equity Portfolio
Factor Enhanced U.S. Small Cap Equity Portfolio
Factor Enhanced U.S. Low Volatility Equity Portfolio
High Yield Corporate Bond Portfolio
Index Portfolio
International Value Portfolio
Investment Grade Corporate Bond Portfolio
Large Company Value Portfolio
Managed Fixed Income Portfolio
Real Return Portfolio
Small Company Growth Portfolio
Small Company Value Portfolio
Stable Income Portfolio
Strategic Retirement Bond Portfolio
U.S. REIT Portfolio

Wells Fargo Variable Trust
VT Discovery Fund
VT Index Asset Allocation Fund
VT International Equity Fund
VT Omega Growth Fund
VT Opportunity Fund
VT Small Cap Growth Fund

Wells Fargo Global Dividend Opportunities Fund

Wells Fargo Income Opportunities Fund

Wells Fargo Multi-Sector Income Fund

Wells Fargo Utilities and High Income Fund

Appendix A amended: August 27, 2020